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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	April	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

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This Form 6-K consists of a press release announcing Acetex’s results for the three months ended March 31, 2003.

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FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2003

Vancouver, B.C., Canada – April 17, 2003 - Acetex Corporation announced today results for the three months ended March 31, 2003, determined under Canadian generally accepted accounting principles.  These results include net earnings of US $2.0 million and EBITDA (defined as operating income plus depreciation and amortization) of US $12.7 million.  Net sales of US $73.1 million were generated during the period from the sale of acetic acid and derivative products.

“Despite current economic uncertainties, Acetex continues to benefit from stronger sales volumes and increased product pricing,” says Brooke N. Wade, Chairman and CEO of Acetex Corporation.  “These industry dynamics, along with maintaining our strong liquid financial position, gives Acetex an optimistic outlook going forward.”

Acetex is a Canadian-based global chemical company which is the second largest producer of acetic acid and third largest producer of vinyl acetate monomer in Europe.  Acetex’s common shares are listed for trading under the symbol “ATX” on The Toronto Stock Exchange which has neither approved nor disapproved the information contained herein.

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

A conference call is scheduled for Thursday, April 17, 2003, at 11:30 a.m. Eastern Daylight Time to discuss these results.  To participate, please call (416) 620-5683 ten minutes before the start of the call.  If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21140315.

For further information contact: Lynn Haycock (604) 688-9600 or via Internet e-mail haycock@acetex.com.

ACETEX CORPORATION

Financial and Operating Highlights

Selected Financial Information

(thousands of U.S. dollars except per share)

(unaudited)

	Three	Three
	Months Ended	Months Ended
	March 31, 2003	March 31, 2002

Sales	$73,091	$48,256

Net earnings (loss) for the period	1,979	(5,608)

Net earnings (loss) per share	$0.08	$(0.21)

Cash generated from (used in) operations [1]	7,511	(1,534)

Cash generated from (used in) operations per share[1]	$0.29	$(0.06)

Cash position at end of period	61,354	46,575

EBITDA[2]	12,700	3,096

Long-term debt at end of period	190,000	190,000

Production Volume Information (tonnes)

Acetic Acid	105,091	89,308

VAM – Pardies	35,466	35,965

Acetic Acid Derivatives	18,163	16,762
1 Before changes in non-cash working capital

2 Operating income plus amortization, both as stated on the consolidated statements of operations.  EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles.  EBITDA may not be calculated in a comparable manner to other companies.  The Company has calculated EBITDA consistently for all periods presented.

ACETEX CORPORATION

CONSOLIDATED BALANCE SHEETS

 (thousands of U.S. dollars)

(unaudited)

ASSETS	March 31,	December 31,
	2003	2002

Current assets:
Cash and cash equivalents	$61,354	$61,890
Accounts receivable	58,436	43,699
Inventories	27,350	28,481
Prepaid expenses and other	2,519	3,638
	149,659	137,708

Property, plant and equipment	110,277	110,191

Other assets	16,141	15,976
	$276,077	$263,875

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$63,586	$60,006

Pension obligation	5,005	4,725

Long-term debt	190,000	190,000
	258,591	254,731

Shareholders' equity:
Share capital	63,654	64,039
Deficit	(9,729)	(11,563)
Cumulative translation adjustment	(36,439)	(43,332)
	17,486	9,144
	$276,077	$263,875

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(thousands of U.S. dollars except per share data)

(unaudited)

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
	2003	2002

Sales	$73,091	$48,256

Cost of goods sold	57,770	42,814
Amortization	5,183	3,648
	62,953	46,462

Gross profit	10,138	1,794
Other operating expenses:
Selling, general and administrative	2,095	1,955
Research and development	526	391
	2,621	2,346

Operating earnings (loss)	7,517	(552)
Other earnings (expense):
Interest expense	(5,169)	(5,007)
Equity income (loss)	16	(96)
Foreign exchange gain (loss) and other	(385)	47
	(5,538)	(5,056)
Earnings (loss) before income taxes	1,979	(5,608)
Income taxes	—	—
Net earnings (loss) for the period	1,979	(5,608)
Retained earnings (deficit), beginning of period	(11,563)	1,677
Excess of purchase price over value assigned to common shares repurchased	(145)	—
Retained earnings (deficit), end of period	$(9,729)	$(3,931)

Net earnings (loss) per common share
Basic	$0.08	$(0.21)
Diluted	$0.08	$(0.21)
Cash flow from operations (before non-cash items) per share
Basic	$0.29	$(0.06)
Diluted	$0.29	$(0.06)

Weighted average number of common shares outstanding
Basic	25,565,440*	26,429,464
Diluted	25,897,034	26,779,444

*Number of shares outstanding at March 31, 2003: 25,499,864

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

 (thousands of U.S. dollars)

(unaudited)

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
	2003	2002
Cash provided by (used for):
Operations:
Net earnings (loss) for the period	$1,979	$(5,608)
Charges and credits to income not involving cash:
Amortization	5,183	3,648
Pension expense	93	93
Amortization of deferred financing costs	272	237
Distributions received from equity investee in excess of income	(16)	96
Changes in non-cash operating working capital	(8,295)	(1,873)
	(784)	(3,407)
Investments:
Purchase of property, plant and equipment	(663)	(801)
Other	(17)	(245)
	(680)	(1,046)
Financing:
Increase in share capital	35	96
Repurchase of common shares	(564)	—
Increase (decrease) in pension obligation	1	(16)
	(528)	80
Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currencies	1,456	(657)

Increase in cash and cash equivalents	(536)	(5,030)
Cash and cash equivalents, beginning of period	61,890	51,605
Cash and cash equivalents, end of period	$61,354	$46,575

Acetex Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations (all references in US funds)

Acetex Corporation (the “Company”) derives its revenues primarily from merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer (“VAM”), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol.  The Company’s results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas.

Results of Operations

Net Sales

For the three months ended March 31, 2003, compared to the three months ended March 31, 2002, net sales increased by 51% or $24.8 million to $73.1 million from $48.3 million.  This increase resulted from an increase in average product selling prices of 32% from 2002 to 2003 as well as an 8% increase in sales volumes.  Industry newsletters indicate that pricing for the first quarter of 2003 measured in Euros compared to the fourth quarter of 2002 increased by approximately 2.7% for acetic acid and by 1.5% for VAM.  Contract prices for the second quarter of 2003 in Europe have not yet been settled but are expected to increase by as much as 10% to offset higher feedstock costs.

Gross Profit

Gross profit for the first quarter of 2003 compared to the first quarter of 2002 increased by $8.3 million to $10.1 million from $1.8 million.  The increase in gross profit was primarily due to higher selling prices and sales volumes in 2003.  The European contract price for methanol increased by 10% from the fourth quarter of 2002 to the first quarter of 2003 and will increase by another 14% in the second quarter of 2003.  The cost of natural gas in the first quarter of 2003 increased by 8% over the fourth quarter of 2002 and will increase another 12% in Q2 in response to higher world crude oil prices.

Operating Income

Operating income for the three months ended March 31, 2003, increased by $8.1 million to $7.5 million from an operating loss of $0.6 million due to the improvement in gross profit described above.

Net Income

As a result of the factors discussed above, the income for the quarter increased by $7.6 million to $2.0 million from a net loss of $5.6 million for the comparable quarter in 2002.

Income tax expense has not been recorded in the quarter as the Company has income tax losses from prior years, the benefit of which has not been recorded in the accounts.  These losses will continue to be utilized until the Company has generated approximately $40.0 million in income before income taxes.  The Company continues to pursue a refund claim totalling $4.4 million for French income taxes relating to the tax years 1995 and 1996.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in noncash working capital) for the three months ended March 31, 2003, was $7.5 million compared to $(1.5 million) for the three months ended March 31, 2002.

As the functional currency of the Company’s operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date.  As the value of the Euro (and previously, primarily, the French Franc) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the Cumulative translation adjustment in shareholders’ equity and not in the Company’s earnings.

The Company expects to satisfy its cash requirements in the future through internally generated cash.

Capital Expenditures

Capital expenditures were at a maintenance level during the three months ended March 31, 2003, and totalled $0.6 million.  Capital expenditures for the year are expected to be $7.0 million consisting of $3.0 million of maintenance level capital expenditures, environmental upgrades of $1.0 million, information technology upgrades of $1.0 million, and capacity expansion investments of $2.0 million.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France.  The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Reconciliation of Net Earnings for Canadian GAAP to U.S. GAAP

EBITDA and Net Earnings amounts are equivalent under both U.S. and Canadian GAAP.

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

NOTES

1.

The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2.

Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors.  The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several.  All of the Company’s operations are conducted by nonguarantor subsidiaries.  There are no restrictions on dividend payments amongst the Company and its subsidiaries.

Acetex Corporation
Consolidating Balance Sheet
March 31, 2003

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
Cash and cash equivalents	11,541			$49,813		$61,354
Accounts receivable	5,722	73,216		58,436	(78,938)	58,436
Inventories				27,350		27,350
Prepaid expenses and other	105			2,414		2,519
	17,368	73,216	0	138,013	(78,938)	149,659
Property, plant and equipment	348			109,929		110,277
Investment in affiliates	224,569	228,638	(60,980)	167,273	(559,500)	0
Other assets	5,529			10,612		16,141
	247,814	301,854	(60,980)	425,827	(638,438)	276,077
Accounts payable	3,889	-681	0	138,102	(77,724)	63,586
	3,889	-681	0	138,102	(77,724)	63,586
Pension obligation				5,005		5,005
Long-term debt	190,000			230,000	(230,000)	190,000
	193,889	-681	0	373,107	(307,724)	258,591
Share capital	63,654	230,000	10,048	127,466	(367,514)	63,654
Contributed surplus	583					583
Retained earnings (deficit)	(10,312)	72,535	(71,028)	(23,740)	22,233	(10,312)
Cumulative translation adjustment			0	(51,006)	14,567	(36,439)
	53,925	302,535	(60,980)	52,720	(330,714)	17,486
	247,814	301,854	(60,980)	425,827	(638,438)	276,077

Acetex Corporation
Consolidating Income Statement
Period Ended March 31, 2003

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
Sales				73,091		73,091
Amortization				5,183		5,183
Cost of goods sold				57,770		57770
				10,138		10,138
Selling, general & administrative	442			1,653		2,095
Research and development				526		526
Operating earnings (loss)	(442)	0	0	7,959	0	7,517
Equity loss	7,027		(143)	5,500	(12,368)	16
Interest expense - net	(4,603)	7,742		(8,308)		(5,169)
Foreign exchange and other	(3)			(383)		(385)
Earnings (loss) before income taxes	1,979	7,742	(143)	4,768	(12,368)	1,979
Income taxes	0	0	0	0	0	0
	0	0	0	0	0	0
Income (loss)	1,979	7,742	-143	4,768	(12,368)	1,979
Net earnings (loss)	1,979	7,742	(143)	4,768	(12,368)	1,979
Retained earnings (deficit) at beginning	(12,146)	75,124	(70,885)	(28,508)	24,269	-12,146
Excess of repurchase price over assigned value of common shares	(145)					(145)
Dividends paid		(10,331)		0	10,331	0
Retained earnings (deficit) at end	(10,312)	72,535	(71,028)	(23,740)	22,232	(10,312)

Acetex Corporation
Consolidating Statement of Cash Flow
Period Ended March 31, 2003

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
CASH PROVIDED BY (USED IN):						
Operating Activities						
Net earnings (loss)	1,979	7,742	(143)	4,768	(12,368)	1,979
Charges and credits to income -non-cash						
Amortization				5,183		5,183
Pension expense				93		93
Amortization of deferred financing costs				272		272
Distribution from equity investment in excess of income	2,271	0	143	(4,467)	2,037	(16)
Changes in noncash working capital	(5,172)	2,589	0	(6,679)	967	(8,295)
	(922)	10,331	0	(830)	(9,364)	(784)
Investing Activities						
Purchase of property, plant and equipment	0			(663)		(663)
Other				(17)		(17)
Investment in affiliates				1		
	0	0	0	(679)	0	(680)
Financing activities						
Increase in share capital	35					35
Dividend paid		(10,331)			10,331	0
Decrease in pension obligation				1		1
Shares repurchased	(564)					(564)
	(529)	(10,331)	0	1	10,331	(528)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies				2,423	(967)	1,456
Increase in cash during the period	(1,451)	0	0	915	0	(536)
Cash, beginning of period	6,711	0	0	48,898		61,890
Cash, end of period	5,260	0	0	49,813	0	61,354

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation (Registrant) By: /s/ Donald K. Miller
Date: April 28, 2003	Name: Donald K. Miller Title: Chief Financial Officer